Mail Stop 4561

July 26, 2006

Ms. Mandy M. Pope
Chief Accounting Officer
Parkway Properties, Inc.
One Jackson Place Suite 1000
188 East Capitol Street
Jackson, Mississippi   39201-2195

      Re: **Parkway Properties, Inc.**
               Form 10-K for the year ended December 31, 2005
               Filed March 14, 2006
               File No. 001-11533

Dear Ms. Pope:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                                 Sincerely,

                                                 Daniel L. Gordon
                                                 Branch Chief